GREAT PANTHER SILVER LIMITED
(the “Company”)

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, and relates to the results of voting at the Annual General and Special Meeting of the shareholders of the Company held on June 9, 2016.

Total Shares represented at the meeting:	66,956,494 (46.72%)

Total Issued and Outstanding Shares as at Record Date:	143,310,123

MATTERS VOTED UPON	VOTING RESULTS
1. Number of Directors Setting the number of directors at six	For	Against
	64,759,115 (96.72%)	2,197,379 (3.28%)
The number of directors was set at six.
2. Election of Directors
     The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:
          Robert A. Archer
          R.W. (Bob) Garnett
          Kenneth W. Major
          John Jennings
          W.J. (James) Mullin
Jeffrey R. Mason	For	Withheld
	19,202,025 (98.05%) 19,067,834 (97.37%) 19,125,824 (97.66%) 19,146,202 (97.77%) 18,778,638 (95.89%) 14,424,326 (73.66%)	381,530 (1.95%) 515,721 (2.63%) 457,731 (2.34%) 437,353 (2.23%) 804,917 (4.11%) 5,159,229 (26.34%)
The six proposed candidates were duly elected as directors by shareholders present in person or represented by proxy.
3. Appointment of Auditors	For	Withheld
The appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company and authorizing the directors to fix their remuneration.	64,981,217 (97.05%)	1,975,277 (2.95%)
KPMG LLP, Chartered Accountants, was appointed as auditors of the Company and the directors were authorized to fix their remuneration.

4. Approval of Share Option Plan To approve the continuation of the Company’s Share Option Plan for a three-year period.	For	Against
	17,565,254 (89.69%)	2,018,301 (10.31%)
The Company’s Share Option Plan and the unallocated options thereunder were approved.
5. Approval of Shareholder Rights Plan To approve and ratify a Shareholder Rights Plan, which will replace the current plan that expires on the day following the Meeting.	For	Against
	18,972,613 (96.88%)	610,943 (3.12%)
The Company’s Shareholder Rights Plan was approved.

DATED this 10th day of June, 2016.

GREAT PANTHER SILVER LIMITED

By:	“Jim A. Zadra”
Jim A. Zadra
Chief Financial Officer & Corporate Secretary